AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V6E 3T5
Telephone: 1-844-601-2448

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JANUARY 15, 2018

Place:	McMillan LLP, Suite 1500, 1055 West Georgia Street,
Vancouver, British Columbia Canada

Time:	2:00 p.m. (Pacific Time)

Date of Meeting:	Monday, January 15, 2018

December 8, 2017

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR (THE “INFORMATION CIRCULAR”) CONTAINS CERTAIN FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS (AS DEFINED IN THE GLOSSARY ATTACHED HERETO). READERS SHOULD REVIEW THE CAUTIONARY STATEMENT SET OUT UNDER THE HEADING “CAUTIONARY STATEMENTS – FORWARD-LOOKING STATEMENTS AND INFORMATION” IN THIS INFORMATION CIRCULAR.

Shareholders of Aurora Cannabis Inc. (the “Corporation”) or (“Aurora”) should carefully consider the matters described under the heading “Risk Factors” in this Information Circular for a discussion of various risk factors they should consider in voting their common shares of the Corporation.

This Information Circular contains a summary of the Offer (as defined in the Glossary attached hereto) and is qualified in its entirety by the more detailed information contained in the Offer and Bid Circular (as defined in the Glossary attached hereto) and the letter of transmittal and notice of guaranteed delivery that were provided with the Offer and Bid Circular. Each of these documents are available under the SEDAR profile of CanniMed Therapeutics Inc. (“CanniMed”) at www.sedar.com and the Corporation’s website at www.auroramj.com. You should read each of these documents in their entirety. See “Matters to be Considered at the Meeting – Issuance Resolution”.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities of the Corporation or CanniMed or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. The Offer is only made pursuant to the Offer and Bid Circular filed with the Securities Regulatory Authorities (as defined in the Glossary attached hereto) and pursuant to registration or qualification under the securities laws of any other jurisdiction. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set out herein since the date as of which such information is given in this Information Circular.

Except as otherwise noted in this document, the information concerning CanniMed has been taken from, or is based upon, publicly available information filed by CanniMed with Securities Regulatory Authorities. CanniMed has not reviewed this Information Circular and has not confirmed the accuracy and completeness of the information concerning CanniMed set out herein. See “Notice Regarding CanniMed Information”.

No person (including, in respect of the Offer, the depositary for the Offer, the Corporation’s information agent or any dealer manager or any soliciting dealer) has been authorized to give any information or make any representation on behalf of the Corporation or any of its Affiliates (as defined in the Glossary attached hereto) in connection with the Meeting (as defined herein), the Issuance Resolution (as defined in the Glossary attached hereto), the Offer or any other matters described in this Information Circular other than those statements and representations contained in this Information Circular and those statements and representations contained in the Offer and Bid Circular or the letter of transmittal that was provided with the Offer and Bid Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, the depositary for the Offer, the Corporation’s information agent or any dealer manager or any soliciting dealer.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisor(s) as to the relevant legal, tax, financial or other matters which pertain to their individual circumstances.

Information contained in this Information Circular is given as of November 30, 2017, unless otherwise specifically stated. The Corporation does not undertake to update any such information except as required by applicable Canadian Securities Laws.

LETTER TO SHAREHOLDERS

December 8, 2017

Dear Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Aurora Cannabis Inc. (the “Corporation”) or (“Aurora”), which is to be held at the office of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada on Monday, January 15, 2018, at the hour of 2:00 p.m. (Pacific Time).

At the Meeting, you will be asked to consider and, if thought advisable, pass an ordinary resolution (the “Issuance Resolution”) approving the issuance of up to 170,000,000 Common Shares of the Corporation (“Aurora Shares”) to the holders (the “CanniMed Common Shareholders”) of common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”), in exchange for each CanniMed Share in connection with the offer (the “Offer”) made by the Corporation to the CanniMed Common Shareholders to purchase all of the CanniMed Shares. On November 24, 2017, the Corporation formally commenced the Offer to purchase all of the CanniMed Shares, including any CanniMed Shares that may become issued and outstanding (including upon the exercise, exchange of conversion of any securities convertible into, or exchangeable or exercisable for, CanniMed Shares or otherwise evidencing a right to acquire any CanniMed Shares or other securities of CanniMed) after November 24, 2017 but prior to 11:59 p.m. (Pacific Time) on March 9, 2018 (the “Expiry Time”), unless the Offer is accelerated or extended by the Corporation or withdrawn by the Corporation. Pursuant to the Offer, a holder of CanniMed Shares will receive, for each CanniMed Share, 4.52586207 (the “Base Exchange Ratio”) Aurora Shares, subject to a maximum of $24.00 (the “Cap Price”) in Aurora Shares. If, on the earlier of the Expiry Time and the date on which all conditions of the Offer have been satisfied, the 20-day volume weighted average price of the Aurora Shares (“Calculation Date VWAP”) traded on the Toronto Stock Exchange (“TSX”) is greater than $5.30 per Aurora Share (“Cap VWAP Price”), the number of Aurora Shares that a holder of CanniMed Shares will receive for each CanniMed Share will be calculated by dividing the Cap Price of $24.00 by the Calculation Date VWAP (the “Cap Exchange Ratio”). The number of Aurora Shares to be issued in consideration for the CanniMed Shares, whether as a result of the application of the Base Exchange Ratio or the Cap Exchange Ratio, is referred to herein as the “Offer Consideration”.

Under the policies of the TSX, if the number of Aurora Shares to be issued to the CanniMed Shareholders exceeds 25% of the outstanding Aurora Shares at the time of issuance, then, in order for the Corporation to issue Aurora Shares to the CanniMed Common Shareholders in connection with the Offer, the Issuance Resolution must be approved by a majority of votes cast by Shareholders present in person or by proxy at the Meeting. As at the date hereof, it is expected that the Corporation will, subject to any future issuance of CanniMed Shares or securities convertible or exchangeable into CanniMed Shares, issue approximately 113,978,903 Aurora Shares under the Offer, which represents approximately 25.2% of the number of Aurora Shares issued and outstanding (calculated on a non-diluted basis) as at November 30, 2017. The Issuance Resolution authorizes for issuance 170,000,000 Aurora Shares, which represents approximately 37.5% of the number of Aurora Shares currently issued and outstanding (calculated on a non-diluted basis) as at November 30, 2017.

The Board of Directors of the Corporation believes that the combination of the two companies is a compelling proposition, in the best interest of Aurora shareholders and will accelerate growth and shareholder value creation not only for Aurora, but for the combined entity, further extending its leadership position within the global cannabis sector.

The combined entity will also have the platform, stability and lower cost of capital by virtue of being the second largest cannabis company by market capitalization. The combination of CanniMed and the Corporation on the terms proposed by the Offer represents a unique opportunity to achieve industry consolidation and efficiencies of scale under a proven management team with a track record of creating sustainable shareholder value. Upon completion of the acquisition of CanniMed, the Board of Directors and management of the Corporation are committed to continuing to exercise the focus and discipline required to ensure Shareholders, both existing and new, will benefit from this transaction going forward.

The Board of Directors of the Corporation unanimously recommends that Shareholders vote FOR the Issuance Resolution.

The accompanying Information Circular contains a description of the Offer, CanniMed and certain risk factors associated with the Offer and the issuance of the Aurora Shares under the Offer. Please give this material your careful consideration. Should you require assistance, please consult your financial, legal, tax or other professional advisor.

We look forward to seeing you at the Meeting.

Yours truly,

(signed) “Terry Booth”

Terry Booth
Chief Executive Officer

AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V5E 3T5
Tel: 1-844-601-2448

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Aurora Cannabis Inc. (the “Corporation”) will be held at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada, on Monday, January 15, 2018, at the hour of 2:00 p.m. (Pacific Time), for the following purpose:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Issuance Resolution”), the full text of which is set out in Appendix A to the Management Information Circular (the “Information Circular”), approving the issuance of up to 170,000,000 Common Shares of the Corporation (the “Aurora Shares”) to the holders (the “CanniMed Common Shareholders”) of common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”), in connection with the offer (the “Offer”) made by the Corporation to the CanniMed Common Shareholders to purchase all of the CanniMed Shares, all as more particularly described in the Information Circular.

Additional information concerning the Issuance Resolution is set out in the Information Circular. Only Shareholders of record at the close of business on November 30, 2017 (the “Record Date”) are entitled to receive notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

Your participation at the Meeting is important. If you are a registered Shareholder (i.e., you hold your Common Shares in the Corporation (also called, the “Common Shares” or the “Aurora Shares”) directly in your name and not through a broker or other intermediary), you may attend the Meeting in person and vote your Common Shares on any motions made at the Meeting. Alternatively, you may appoint a proxyholder to vote your Common Shares at the Meeting on your behalf. If you do not expect to attend the Meeting in person and would like your Common Shares to be voted, please complete a form of proxy (to appoint a proxyholder), or another suitable form of proxy as soon as possible, following the instructions set out in the Information Circular. If you are a registered Shareholder and wish to complete and deposit a proxy to appoint a proxyholder, you may do so through the Internet, by telephone, by mail or by facsimile – please see the instructions set out in the Information Circular in that regard. To be valid, all proxies deposited by registered Shareholders must be received at the office of the Corporation’s transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1) not later than 2:00 p.m. (Pacific Time) on January 11, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) preceding any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies deposited less than 48 hours before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered (beneficial) Shareholder (i.e., your Common Shares are not registered directly in your name, but are held through a broker or other intermediary), you must use the voting instruction form provided to you to vote your Common Shares at the Meeting. Instructions respecting the use of voting instruction forms is set out in the Information Circular. Please note that if you are a non-registered (beneficial) Shareholder and you wish to attend the Meeting in person and vote Common Shares beneficially owned by you, you must arrange to appoint yourself as proxyholder, following the instructions set out in the Information Circular.

Dated at Vancouver, British Columbia December 8, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Terry Booth”

Terry Booth
Chief Executive Officer

SPECIAL MEETING OF THE SHAREHOLDERS OF AURORA CANNABIS INC.

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at November 30, 2017 unless indicated otherwise)

GENERAL

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation, by the management (the “Management”) of Aurora Cannabis Inc. (the “Corporation”) or (“Aurora”), of proxies to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of outstanding common shares (the “Common Shares”) or (“Aurora Shares”) of the Corporation, which is to be held at the time and place and for the purpose set out in the accompanying notice of meeting (the “Notice of Meeting”).

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. The offer is only made pursuant to the Offer and Bid Circular filed with the Securities Regulatory Authorities and pursuant to registration or qualification under the securities laws of any other jurisdiction. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set out herein since the date as of which such information is given in this Information Circular.

In this Information Circular, unless the context otherwise requires or unless defined elsewhere herein, capitalized terms shall have the meanings set out in the Glossary attached as Appendix D to this Information Circular.

No person (including, in respect of the Offer, the depositary for the Offer, the Corporation’s information agent or any dealer manager or any soliciting dealer) has been authorized to give any information or make any representation on behalf of the Corporation or any of its Affiliates in connection with the Meeting, the Issuance Resolution, the Offer or any other matters described in this Information Circular other than those statements and representations contained in this Information Circular and those statements and representations contained in the Offer and Bid Circular or the letter of transmittal that was provided with the Offer and Bid Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, the depositary for the Offer, the Corporation’s information agent or any dealer manager or any soliciting dealer.

Information contained in this Information Circular is given as of November 30, 2017, unless otherwise specifically stated. The Corporation does not undertake to update any such information except as required by applicable Canadian Securities Laws. All references in this Information Circular, including the appendices hereto, to “$” means Canadian dollars and to “US$” mean United States dollars.

VOTING AND PROXIES

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation may engage a proxy solicitation agent in connection with the solicitation of proxies. The Corporation will bear all costs of this solicitation. The Corporation arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. Public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing copies of the materials.

The Corporation has elected to use the notice and access procedure (“Notice and Access”) under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for the delivery of meeting materials to the Corporation’s shareholders for the Special Meeting to be held on Monday, January 15, 2018 (the “Meeting”). Under Notice and Access provisions, Shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Corporation’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy; and it will contain information on how to obtain a printed copy of the Meeting Materials. Together with the Notice and Access Notice, Shareholders will receive a proxy (“Proxy”), in the case of registered shareholders, enabling them to vote at the Meeting. The Meeting Materials for the Meeting will be posted on the Corporation’s website at https://auroramj.com/investors on December 12, 2017, and will remain on the website for one year. The Meeting Materials will also be available on the Corporation’s SEDAR corporate profile at www.sedar.com . All registered and beneficial Shareholders will receive a Notice and Access Notice.

If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the meeting date. To ensure you receive the material in advance of the voting deadline and meeting date, your request should be provided to the Corporation as soon as possible.

Appointment of Proxyholders

Terry Booth is the Chief Executive Officer and a director of the Corporation, Glen Ibbott, the Chief Financial Officer of the Corporation and Nilda Rivera, Vice President, Finance and Corporate Secretary of the Corporation. A Shareholder has the right to appoint a person as proxyholder (who need not be a Shareholder), other than Terry Booth, Glen Ibbott or Nilda Rivera, to represent the Shareholder at the Meeting. To exercise that right, the Shareholder should strike out the names of Terry Booth, Glen Ibbott or Nilda Rivera on the accompanying instrument of proxy (the “Instrument of Proxy”) and insert the name of the other person in the blank space provided on that Instrument of Proxy. Alternatively, a Shareholder may complete another appropriate form of proxy. The Shareholder should notify the proxyholder of his or her appointment and instruct the proxyholder on how the Common Shares are to be voted. A proxy will not be valid unless it is received by the transfer agent of the Common Shares, Computershare Trust Company of Canada (Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1). To be valid, a proxy must be received by Computershare Trust Company of Canada not later than 2:00 p.m. (Pacific Time) on January 11, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) preceding any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies deposited less than 48 hours before the time of the Meeting or any adjournment or postponement thereof.

A Shareholder who has signed and returned a proxy may revoke that proxy: (a) by signing a proxy bearing a later date and depositing such proxy with Computershare Trust Company of Canada, at its address set out above, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof; (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing a written notice of revocation with Computershare Trust Company of Canada, at its address set out above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by delivering the notice of revocation to the Chairman of the Meeting; (c) by attending the Meeting and voting the Common Shares subject to the applicable proxy; or (d) in any other manner permitted by law.

Voting of Proxies

On any ballot that may be called for at the Meeting, the management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the applicable Common Shares will be voted accordingly. In the absence of such direction, the management designees named in the accompanying Instrument of Proxy intend to vote the relevant Common Shares FOR the approval of the Issuance Resolution, all as more particularly described in this Information Circular.

Exercise of Discretion by Proxyholders

The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As at the date of this Information Circular, Management knows of no such amendment, variation or other matter to be brought before the Meeting. If other matters are properly brought before the Meeting, it is the intention of the management designees named in the accompanying Instrument of Proxy to exercise the voting rights attached to the applicable Common Shares in their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may choose one of the following options to submit their proxy:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

Call Computershare at 1-866-732-8683 (toll-free) and use the touch-tone phone to transmit your voting choices. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the holder’s account number and the control number; or

(c)

use the internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number.

In all cases the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

The Chairman of the Meeting has the discretion to accept proxies deposited less than 48 hours before the time of the Meeting or any adjournment or postponement thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a voting instruction form (a “VIF”) in lieu of a Proxy provided by the Corporation. The VIF will name the same persons as the Corporation’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than any of the persons designated in the VIF to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you), in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

This document does not address any income tax consequences of the disposition of the Common Shares by Shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Any information concerning and operations of the Corporation has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada, and reconciled to accounting principles generally accepted in the United States. Such consequences for the Shareholders who are resident in, or citizens of, the United States may not be described fully in this Information Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Corporation are located outside the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND ENTITLEMENT TO VOTING

The board of directors (the “Board”) of the Corporation has fixed November 30, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

COMMON SHARES AND PRINCIPAL HOLDERS

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at the Record Date there were 452,860,231 Common Shares issued and outstanding.

The Corporation is also authorized to issue an unlimited number of Class A Shares with a par value of $1.00 each and an unlimited number of Class B Shares with a par value of $5.00 each. There were no Class A or Class B Shares issued and outstanding at the Record Date.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares entitled to more than 10% of the votes that may be cast at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

The business of the Meeting is to consider and, if thought advisable, pass the Issuance Resolution.

ISSUANCE RESOLUTION

In connection with the Offer and for the reasons set out below, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass the Issuance Resolution, the full text of which is set out in Appendix A to this Information Circular.

The Board of Directors unanimously recommends that Shareholders vote FOR the Issuance Resolution. Unless otherwise directed, the management nominees named in the accompanying form of proxy intend to vote FOR the approval of the Issuance Resolution.

The Offer

On November 24, 2017 the Corporation formally commenced the Offer to purchase all of the CanniMed Shares, including any CanniMed Shares that may become issued and outstanding after November 24, 2017, but prior to the Expiry Time, unless the Offer is withdrawn by the Corporation.

Expiry Time

The Offer is open for acceptance until 11:59 p.m. (Pacific Time) on March 9, 2018, unless the Offer is accelerated or extended by the Corporation or withdrawn by the Corporation.

Offer Consideration

Pursuant to the Offer, a holder of CanniMed Shares will receive, for each CanniMed Share, 4.52586207 (the “Base Exchange Ratio”) Aurora Shares, subject to a maximum of $24.00 (the “Cap Price”) in Aurora Shares. If, on the earlier of the Expiry Time (as defined herein) and the date on which all conditions of the Offer have been satisfied, the 20-day volume weighted average price of the Aurora Shares (“Calculation Date VWAP”) traded on the Toronto Stock Exchange (“TSX”) is greater than $5.30 per Aurora Share (“Cap VWAP Price”), the number of Aurora Shares that a holder of CanniMed Shares will receive for each CanniMed Share will be calculated by dividing the Cap Price of $24.00 by the Calculation Date VWAP (the “Cap Exchange Ratio”). The number of Aurora Shares to be issued in consideration for the CanniMed Shares, whether as a result of the application of the Base Exchange Ratio or the Cap Exchange Ratio, is referred to herein as the “Offer Consideration”.

The following table provides an analysis of the changes in price of Aurora shares on the Offer Consideration.

Calculation	Number of	Consideration
Date VWAP	Aurora Shares	In
(Price of Aurora	Issued per	Aurora
Shares)	Cannimed Share	Shares
$4.50	4.52586207	$20.37
$4.75	4.52586207	$21.50
$5.00	4.52586207	$22.63
$5.25	4.52586207	$23.76
$5.50	4.36363636	$24.00
$5.75	4.17391304	$24.00
$6.00	4.00000000	$24.00
$6.25	3.84000000	$24.00
$6.50	3.69230769	$24.00

Shareholder Approval

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer's outstanding securities on a non-diluted basis in connection with an acquisition.

The Issuance Resolution will authorize the issuance of a number of Aurora Shares equal to approximately 37.5% of the issued and outstanding Aurora Shares as of November 30, 2017 on a non-diluted basis.

The Corporation has made application to list the Aurora Shares issuable under the Offer. Such listing is subject to the Corporation fulfilling all of the listing requirements of the TSX, including obtaining approval of the Issuance Resolution, which will be required under Section 611(c) of the TSX Company Manual if the aggregate number of Aurora Shares issuable under the Offer is greater than 25% of the outstanding Aurora Shares.

In the event that the aggregate number of Aurora Shares payable under the Offer is less than 25% of the outstanding Aurora Shares and it is determined that the approval of the Issuance Resolution is not required under the Section 611(c) of the TSX Company Manual, the Corporation reserves the right to complete the Offer without obtaining approval of the Shareholders for the Issuance Resolution.

For information in respect of the number of Aurora Shares to be issued under the Offer please see below “Aurora Shares to be Issued Under the Offer.”

Aurora Shares to be Issued Under the Offer

As at November 30, 2017, there were 452,860,231 Aurora Shares issued and outstanding, on a non-diluted basis. Based on information provided to the Corporation by CanniMed and the publicly available information, as at November 23, 2017 the Corporation understands that:

•	the aggregate number of CanniMed Shares issued and outstanding, on a non-diluted basis, is approximately 22,964,927;

•	the aggregate number of CannIMed shares issuable upon exercise of CanniMed stock options is 2,044,455; and

•	the aggregate number of CannIMed shares issuable upon exercise of CanniMed warrants is 174,528.

Based on the above information, the approximate total number of CanniMed Shares that may be outstanding upon Expiry Time may be equal to 25,183,910 CanniMed Shares.

The number of Aurora Shares to be issued under the Offer (the "Estimated Consideration Shares") will be equal to:

1.	the number of issued and outstanding CanniMed Shares on the Expiry Date (including CanniMed Shares issuable upon exercise of CanniMed convertible securities, such as stock options and warrants)

multiplied by

2.	Base Exchange Ratio or the Cap Exchange Ratio, as the case may be

The table below describes for illustrative purposes the total number of Aurora Shares that may be Issued under the Offer will be as follows:

Calculation	Number of	Consideration
Date VWAP	Aurora Shares	In	Estimated
(Price of Aurora	Issued per	Aurora	Consideration
Shares)	Cannimed Share	Shares	Shares
$4.50	4.52586207	$20.37	113,978,903
$4.75	4.52586207	$21.50	113,978,903
$5.00	4.52586207	$22.63	113,978,903
$5.25	4.52586207	$23.76	113,978,903
$5.50	4.36363636	$24.00	109,893,425
$5.75	4.17391304	$24.00	105,115,450
$6.00	4.00000000	$24.00	100,735,640
$6.25	3.84000000	$24.00	96,706,215
$6.50	3.69230769	$24.00	92,986,745

Notwithstanding the number of Estimated Consideration Shares, since: (a) during the period prior to the Corporation acquiring 100% of the CanniMed Common Shares under the Offer and any Compulsory Acquisition, the number of CanniMed Common Shares issued and outstanding on a fully-diluted basis is subject to change as a result of factors outside the control of the Corporation; and (b) other circumstances may arise during the period the Offer is outstanding that may cause the exchange ratio to be amended (as determined by the Board of Directors of the Corporation), the aggregate number of Aurora Shares issuable under the Offer (inclusive of any Compulsory Acquisition) cannot be definitively determined as at or prior to the date of the Meeting. Accordingly, in order to ensure that the Issuance Resolution authorizes the issuance of an adequate number of Common Shares under all circumstances in connection with the Offer and complies with the TSX’s requirements that such resolution specify a fixed maximum number of Common Shares that the Corporation may issue under the Offer, the Issuance Resolution authorizes the approval of a number of Common Shares in an amount that significantly exceeds the Estimated Consideration Shares.

As of the date of this Information Circular, the Corporation does not expect that the aggregate consideration shares will exceed the Estimated Consideration Shares by a material number, if at all.

Any increase in the number of Aurora Shares issuable under the Offer in excess of the Estimated Consideration Shares, up to the maximum number of Common Shares approved for issuance by the Issuance Resolution, will be at the discretion of the Corporation, and will not require further approval of the Shareholders. Accordingly, Shareholders are advised that, following the approval of the Issuance Resolution, the Corporation will be authorized to issue up to 170,000,000 Aurora Shares in connection with the Offer, representing approximately 37.5% of the issued and outstanding Aurora Shares on a non-diluted basis.

Conditions of the Offer

The Offer is subject to certain conditions, including, without limitation

1.	more than 66 2/3% of the CanniMed Shares (calculated on a fully diluted basis) held by CanniMed Shareholders having been validly tendered under the Offer and not withdrawn;

2.

the proposed acquisition of Newstrike Resources Ltd. (“Newstrike Resources”) announced by CanniMed in its news release of November 17, 2017 (the “Newstrike News Release”) shall not have proceeded, and any acquisition agreement for such acquisition (the “Newstrike Resources Agreement”) shall have been terminated;

3.

the Regulatory Approvals (as defined in the Bid Circular) and other third party approvals considered necessary by the Corporation in relation to the Offer shall have been obtained on terms satisfactory to the Corporation in its sole judgment;

4.	there not having occurred (in the judgment of the Corporation) any material adverse change in respect of CanniMed; and

5.

CanniMed shall not have taken certain actions that could (in the judgment of the Corporation) impair the ability of the Corporation to acquire CanniMed Shares or materially diminish the economic value to the Corporation of the acquisition of CanniMed.

Shareholders are encouraged to read the Offer and Bid Circular which is available under CanniMed’s SEDAR profile at www.sedar.com or by accessing the Corporation’s website at https://auroramj.com/investors.

FURTHER INFORMATION CONCERNING THE OFFER AND CANNIMED

CanniMed Therapeutics Inc.

CanniMed is a Canada-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 15 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products. In addition, CanniMed has an active plant biotechnology research and product development program focused on the production of plant-based materials for pharmaceutical, agricultural and environmental applications. Through its subsidiaries, CanniMed was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years, and has been producing medical marijuana for thousands of Canadian patients, with no incident of product diversion or recalls.

Shareholders should refer to Appendix B to this Information Circular for further information concerning CanniMed.

EXCEPT AS OTHERWISE INDICATED HEREIN, THE INFORMATION CONCERNING CANNIMED CONTAINED IN THIS INFORMATION CIRCULAR, INCLUDING IN APPENDIX B TO THIS INFORMATION CIRCULAR, HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE INFORMATION FILED BY CANNIMED WITH VARIOUS SECURITIES REGULATORY AUTHORITIES IN CANADA. AS OF SUCH DATE, THE CORPORATION HAS NOT HAD ACCESS TO THE NON-PUBLIC BOOKS AND RECORDS OF CANNIMED AND THE CORPORATION IS NOT IN A POSITION TO INDEPENDENTLY ASSESS OR VERIFY CERTAIN OF THE INFORMATION IN CANNIMED’S PUBLICLY FILED DOCUMENTS, INCLUDING ITS FINANCIAL STATEMENTS. CANNIMED HAS NOT REVIEWED THIS DOCUMENT AND HAS NOT CONFIRMED THE ACCURACY AND COMPLETENESS OF THE INFORMATION CONCERNING CANNIMED CONTAINED HEREIN. WHILE THE CORPORATION HAS NO REASON TO BELIEVE THAT SUCH INFORMATION IS INACCURATE OR INCOMPLETE, THE CORPORATION HAS NO MEANS OF VERIFYING THE ACCURACY OR COMPLETENESS OF ANY INFORMATION CONTAINED HEREIN THAT IS DERIVED FROM PUBLICLY AVAILABLE INFORMATION REGARDING CANNIMED OR WHETHER THERE HAS BEEN ANY FAILURE BY CANNIMED TO DISCLOSE EVENTS OR FACTS THAT MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION. NEITHER THE CORPORATION, NOR ANY OF THE DIRECTORS OR OFFICERS OF THE CORPORATION, ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR ANY FAILURE BY CANNIMED TO DISCLOSE EVENTS OR FACTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION, BUT WHICH ARE UNKNOWN TO THE CORPORATION OR SUCH PERSONS.

Reasons for the Offer

The Board of Directors of the Corporation believes that the combination of the two companies is extremely compelling, in the best interest of all shareholders, and will accelerate growth and shareholder value creation for the combined entity, further extending the Corporation’s leadership position within the global cannabis sector. The pro-forma combined company would have a market capitalization of approximately $4 billion, as at December 6, 2017, and the stability of being the second largest cannabis company by market capitalization. By combining with Aurora, CanniMed will be able to leverage certain of Aurora’s strengths to expand its business and the combined company will have an expanded geographic footprint, production capacity, product portfolio and other synergistic benefits, as follows:

Leveraging Aurora’s Strengths

Aurora believes that CanniMed will be able to leverage Aurora’s capabilities as follows:

1.	Increased Oil Production. High throughput oil production through Aurora’s strategic extraction partner Radient Technologies Inc. to satisfy growing international demand;

2.

CanvasRx. Aurora’s wholly owned subsidiary, CanvasRx, is the industry leading physician education and patient counseling services company having helped over 35,000 patients register with licensed producers;

3.

Accelerated Growth Through Innovation. CanniMed will be able to leverage Aurora’s sector leadership in execution, technology integration and innovation for the purpose of accelerating development and growth potential;

4.	eCommerce. CanniMed will have access to Aurora’s e-commerce platform, including the only mobile app in Canada that enables customer purchases;

5.	Same Day Delivery. CanniMed will have access to Aurora’s same-day delivery capabilities; and

6.

Strong Cash Position and Balance Sheet to Support Additional Growth. Aurora’s sector-leading cash position and balance sheet will enable faster roll-out of initiatives for CanniMed to accelerate growth.

Aurora-CanniMed’s Combined Strengths

In addition to Aurora’s standalone strengths, which could be leveraged to build CanniMed’s brand and revenues, a combined Aurora-CanniMed would have:

1.

Over 130,000 kg of Funded Capacity. Funded capacity of over 130,000 kilograms of annual production (including current facilities and facilities under construction), with significant additional capacity planned;

2.	Expanded International Presence – A strengthened international presence with operations and agreements across North America, the European Union, Australia, South Africa, and the Cayman Islands;

3.	Six State-of-the-Art Facilities. Significant cultivation capacity with six state-of-the-art facilities;

4.	Increased Export Capacity. Multiple EU GMP-compliant production facilities and significantly increased export capacity;

5.	Genetics. Expansion of both companies’ portfolio of genetics;

6.	Broader Product Portfolio. The combination of each company’s product lines will broaden the number of product offerings, delivery mechanisms and devices;

7.	Strategic Product Synergies. Complementary product offerings which will provide better opportunities for market penetration in new sectors; and

8.	Improved Yields. Expected enhanced production yields and product quality through cross-application of proprietary technologies and intellectual property from each of Aurora and CanniMed.

Acknowledgement of CanniMed Special Committee

Aurora acknowledges that, as announced in a press release on November 22, 2017, the Board of Directors of CanniMed has formed a Special Committee to review the Offer, and Aurora continues to remain open to a dialogue whereby the parties can work toward a constructive, mutually agreeable transaction in a timely manner.

Aurora takes the position that the initial decision of CanniMed not to explore the Offer as extremely unfortunate. However, Aurora is hopeful that CanniMed’s Special Committee will see, as the Corporation does, that the financial and strategic rationales for a combination with Aurora are compelling, and that the transaction is in the best interests of CanniMed’s shareholders. Accordingly, Aurora remains available for productive conversations with the Special Committee such that the benefits of the combination can begin to be realized by the shareholders of both Aurora and CanniMed as soon as possible.

Insiders of the Corporation

As at the date hereof, no director or officer of the Corporation, nor, to the knowledge of the directors and officers of the Corporation after reasonable enquiry, (i) any associate or Affiliate of an insider of the Corporation or (ii) any insider of the Corporation (other than a director or officer of the Corporation), beneficially owns or exercises control or direction over any of the securities of CanniMed.

Locked-Up Shareholders

The Locked-up Shareholders include CanniMed’s three largest shareholders, which represent shareholders holding 38% of the CanniMed Shares, as at November 12, 2017. They have already agreed to tender their shares in favour of the Offer and are precluded from tendering any of their common shares in favour of any other competing acquisition proposal relating to CanniMed.

Consolidated Capitalization

The following table sets out information concerning the consolidated capitalization of the Corporation as at September 30, 2017, before and after giving effect to the issuance by the Corporation of the Aurora Shares as consideration under the Offer. This table should be read in conjunction with: (a) audited consolidated financial statements of Aurora for the years ended June 30, 2017 and June 30, 2016, and the notes and the auditors’ report in respect thereof; (b) unaudited condensed interim consolidated financial statements of Aurora for the three months ended September 30, 2017; (c) unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017; and (d) pro forma condensed interim consolidated statements of financial position as at September 30, 2017 attached hereto as Appendix C.

	Aurora	CanniMed		Aurora
	Sept 30,	Jul 31,	Pro Forma	Pro
	2017	2017	Adjustments	Forma
	($)	($)	($)	($)
Statement of Financial Position
Current Assets	193,236	67,052	—	260,288
Total Assets	347,834	107,661	481,694	937,189
Current Liabilities	23,562	5,453	5,470	34,485
Total Liabilities	102,918	16,833	5,470	125,221
Shareholders’ Equity	244,916	90,828	476,224	811,968

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that Shareholders vote FOR the Issuance Resolution.

Notwithstanding the recommendation of the Board of Directors that Shareholders vote FOR the Issuance Resolution, Shareholders should make their own decision whether to vote their Common Shares FOR the Issuance Resolution and, if appropriate, should consult their own financial, legal, tax or other professional advisor in making that decision.

RISK FACTORS

Shareholders should carefully consider the following risk factors related to the approval of the Issuance Resolution and the Offer. Such risks may not be the only risks applicable to the approval of the Issuance Resolution and the Offer. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently believes are not material may also materially and adversely affect the successful completion of the Offer or the business, operations, prospects, financial condition, financial performance, cash flows or reputation of the Corporation.

The Offer may not be Completed for a Variety of Reasons

In addition to various risks identified under the heading “Forward-Looking Statements and Information”, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Corporation, including, but not limited to CanniMed Shareholders tendering a sufficient number of CanniMed Shares to the Offer, and the Corporation obtaining the Regulatory Approvals, as needed. There is no certainty, nor can the Corporation provide any assurance, that the conditions of the Offer will be satisfied.

If the Offer is completed, the market for CanniMed Shares may be adversely affected, CanniMed Shares may be delisted and CanniMed may cease to be a reporting issuer.

The purchase of any CanniMed Shares under the Offer will reduce the number of CanniMed Shares that might otherwise trade publicly, as well as the number of CanniMed Shareholders, and, depending on the number of CanniMed Shareholders participating in the Offer and the number of CanniMed Shares deposited by such CanniMed Shareholders under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining CanniMed Shares held by the public. After the purchase of the CanniMed Shares under the Offer, the Corporation may be able to cause CanniMed to eliminate any public reporting obligations of CanniMed under applicable Canadian Securities Laws. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the CanniMed Shares from the TSX. Although it is possible that the CanniMed Shares could be traded on other securities exchanges or in the over-the-counter market, and price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the CanniMed Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the CanniMed Shares remaining at such time and the interest in maintaining a market in the CanniMed Shares on the part of securities firms. The Corporation intends to cause CanniMed to apply to delist the CanniMed Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the CanniMed Shares are delisted and if CanniMed ceases to be a “public corporation” for the purposes of the Tax Act of any reason, CanniMed Shares may cease to be qualified investments for trusts governed by RRSPs, RRIFs, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax free savings accounts.

The issuance of Aurora Shares as consideration under the Offer could adversely affect the market price of Aurora Shares after the take up of CanniMed Shares under the Offer.

If the fully diluted CanniMed Shares are tendered to the Offer, a significant number of additional Aurora Shares will be available for trading in the public market. The overall increase in the number of Aurora Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Aurora Shares. The perceived risk of substantial sales of Aurora Shares, as well as any actual sales of such Aurora Shares in the public market, could adversely affect the market price of Aurora Shares.

The acquisition of all of the outstanding CanniMed Shares might not be successfully completed without the possibility of CanniMed Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Corporation to acquire all of the issued and outstanding CanniMed Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in CanniMed Shareholders having the right to dissent and demand payment of the fair value of their CanniMed Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting CanniMed Shareholders for their CanniMed Shares that is different from the consideration to be paid under the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without CanniMed Shareholders exercising dissent rights in respect of a substantial number of CanniMed Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Corporation’s financial position and liquidity.

The tax consequences to a CanniMed Shareholder under the Offer may differ materially from the tax consequences to a CanniMed Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction.

After consummation of the Offer, the Corporation’s interest could differ from that of the remaining minority CanniMed Shareholders.

After the consummation of the Offer, the Corporation intends to exercise its statutory right of Compulsory Acquisition, if available, to acquire all of the CanniMed Shares not deposited under the Offer or, if such statutory right of acquisition is not available or the Corporation elects not to pursue such right, to integrate CanniMed and the Corporation, by a Subsequent Acquisition Transaction for the purpose of enabling the Corporation or an affiliate to acquire all CanniMed Shares not acquired under the Offer. In any of these contexts, the Corporation’s interests with respect to CanniMed may differ from, and conflict with, those of any remaining minority CanniMed Shareholders.

Change of control provisions in CanniMed’s agreements triggered upon the acquisition of CanniMed may lead to adverse consequences.

CanniMed may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Corporation would then hold CanniMed Shares representing a majority of the voting rights of CanniMed. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect CanniMed’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of CanniMed and the Corporation on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of CanniMed or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of CanniMed and the Corporation on a combined basis.

The Corporation has been unable to independently verify the accuracy and completeness of CanniMed information.

The Corporation has not had access to CanniMed’s detailed accounting records or other non-public books and records. The Corporation has not been able to independently assess or verify the information in CanniMed’s publicly filed documents, including its financial statements. As a result, all historical information regarding CanniMed contained herein, including all of CanniMed’s financial information and all pro forma financial information reflecting the pro forma effects of a combination of CanniMed and the Corporation derived in part from CanniMed’s financial information, has been derived, by necessity, from CanniMed’s public reports and securities filings. Although the Corporation has no reason to doubt the accuracy of CanniMed’s publicly disclosed information, any inaccuracy or material omission in CanniMed’s publicly available information, including the information about or relating to CanniMed contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Corporation may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of CanniMed and the Corporation can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Corporation, and the Corporation may encounter unanticipated delays, liabilities and costs. If the Corporation does not acquire at least 66 2/3% of the CanniMed Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate CanniMed into its business. There can be no assurance that the operational or other synergies that the Corporation expects to realize in the combined entity will be ultimately realized, or that the integration of the operations of both companies will be timely or effectively accomplished, or will ultimately result in cost reductions.

Risks Relating to CanniMed’s Business.

Shareholders should read and consider the risk factors specific to CanniMed’s business that will also affect the Corporation after the successful completion of the Offer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the details of all equity compensation plans of the Corporation as of the Record Date, being the Corporation’s current 10% rolling share option plan, effective September 25, 2017 (the “Share Option Plan”), and the previous share option plan (the “2007 Share Option Plan” and, together with the Share Option Plan, the “Share Option Plans”). Also on September 25, 2017, the Board approved a fixed restricted share unit (“RSU”) plan (the “RSU Plan”) allowing for the grant of a maximum of 10,000,000 restricted share units.

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Share Option Plans	20,146,938(1)	$1.79	25,139,085(2)(3)
RSU Plan	2,000,000(4)	N/A	8,000,000(5)

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans not approved by securityholders	None	N/A	N/A
Total	22,146,938	$1.79	33,139,085(2)(3)

______________________________
Notes:

(1)	The outstanding options are governed by the Corporation’s Share Option Plan.
(2)

Represents the aggregate number of shares remaining available for issuance under the Corporation’s Share Option Plan at November 30, 2017, less the number of Common Shares issuable upon the exercise of outstanding Options.

(3)

The Corporation has an incentive share option plan, which provides that the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant non-transferable options to purchase Aurora Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Aurora Shares of the

(4)	Corporation. At November 30, 2017 there were 452,860,231 Aurora Shares issued and outstanding.

The Aurora Shareholders approved the RSU Plan on November 13, 2017, and at the same time they approved the grant of 2,127,128 RSUs issued on September 29, 2017. As of November 30, 2017, 127,128 RSUs have been exercised.

(5)

The aggregate maximum number of Aurora Shares that may be reserved for issuance under the RSU Plan is 10,000,000, which at November 30, 2017 represented 2.21% of the issued and outstanding Aurora Shares.

Share Option Plan and the RSU Plan

In order to provide a long-term component to the executive compensation program, certain officers, employees and consultants of the Corporation are granted share options (“Share Options”) pursuant to the Share Option Plans from time to time. On Monday, November 13, 2017 the Aurora Shareholders approved the new 10% rolling share option plan (defined above as the “Share Option Plan”) and the fixed number restricted share unit plan (defined above as the “RSU Plan”) (together the “Share Compensation Plans”), both of which provide that certain employees of the Corporation may have vested in them Share Options, or Restricted Share Units at the discretion of the Board of Directors, which are to be issued at the market price of the Common Shares, being a five day weighted average trading price at the time of the grant. The Share Option Plan replaced the 2007 Share Option Plan. The details of the Share Option Plan and the RSU Plan are contained in the Corporation’s Information Circular dated October 2, 2017.

The principal purposes of the Share Compensation Plans are:

1.	to enable the Corporation (and its Affiliates) to attract and retain qualified officers, employees and consultants;

2.

to promote a proprietary interest in the Corporation on the part of officers and employees of the Corporation (and its Affiliates) and consultants to the Corporation (and its Affiliates), by providing such persons with the opportunity to acquire an equity interest in the Corporation or augment their equity interest in the Corporation, as the case may be; and

3.	to provide an additional incentive to officers, employees and consultants in their efforts on behalf of the Corporation (and its Affiliates).

Under the Share Option Plan, the Board of Directors may, from time to time, issue Share Options to officers, employees or consultants of the Corporation (and its Affiliates) and persons who provide services to the Corporation (and its Affiliates).

The maximum number of Common Shares reserved for issuance pursuant to Share Options granted under the Share Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time.

The TSX has conditionally accepted the Share Compensation Plans and the grant of the pre-approval RSUs.

For more information about the Share Compensation Plans, see “Securities Authorized for Issuance Under Equity Compensation Plans” and “Schedule C – Aurora Cannabis Inc. – Fixed Restricted Share Unit Plan” and Schedule D – Aurora Cannabis Inc. – New Form 10% “Rolling” Share Option Plan” in the Corporation’s information circular dated October 2, 2017 with respect to the annual general and special meeting of Shareholders held on November 13, 2017, a copy of which can be found on SEDAR at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Information Circular no director, executive officer, employee, nor any associate of any such director, executive officer, of the Corporation or any of its subsidiaries, is indebted to the Corporation or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interest, direct or indirect, of any Informed Person of the Corporation, or any associate or Affiliate of any Informed Person, in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its Subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

OTHER BUSINESS

The directors and management of the Corporation are not aware of any other business to be brought before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter is properly brought before the Meeting, the accompanying form of proxy confers discretionary authority on the proxyholder to vote with respect to such matter.

ADDITIONAL INFORMATION

Additional information about the Corporation, including financial information, is provided in the Corporation’s AIF, the Corporation’s audited consolidated financial statements for the year ended June 30, 2017, the Corporation’s Interim consolidated financial statements for the three months ended September 30, 2017, and the Corporation’s Annual MD&A and Interim MD&A respectively, which can be found, along with all other publicly filed documents, including the Offer and Bid Circular, on SEDAR at www.sedar.com.

Shareholders are encouraged to contact the Corporation at Suite 1500 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 or toll free at 1-844-601-2448 (within Canada and the US) with any questions.

APPROVAL

The contents and sending of this Information Circular and the accompanying Notice of Meeting have been approved by the Board.

Dated at Vancouver, British Columbia December 8, 2017.

BY ORDER OF THE BOARD OF
DIRECTORS

(signed) “Terry Booth”

Terry Booth
Chief Executive Officer

FORWARD LOOKING STATEMENTS AND INFORMATION

This Information Circular and certain documents incorporated by reference herein contain forward-looking information (“forward-looking information” or “forward-looking statements”) within the meaning of applicable Canadian Securities Laws. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “scheduled”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, statements and information contained in this Information Circular, the pro forma financial statements, as well as statements relating to the tax treatment of CanniMed Shareholders, the satisfaction of the conditions of the Offer, the anticipated successful completion of the Offer, the process and timing for obtaining the Regulatory Approvals applicable to the Offer and other approvals, including the approval of the shareholders of the Corporation, the expected Expiry Time, the estimated expenses of the Offer, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the anticipated effect of the Offer, the Corporation’s plans for CanniMed if the Offer is successful, expected benefits to CanniMed Shareholders of tendering CanniMed Shares to the Offer, CanniMed Shareholders entitlement to dividends and the timing thereof, the Corporation’s capitalization strength following successful completion of the Offer, and other statements that are not historical facts, are forward-looking statements in addition to certain statements and information contained elsewhere in this document and in the documents incorporated by reference concerning the business, operations and financial performance and condition of the Corporation and CanniMed that are not historical facts are forward-looking statements or forward-looking information within the meaning of applicable securities laws. All such forward-looking statements are subject to important risks, uncertainties and assumptions. It is important to know that:

•	unless otherwise indicated, forward-looking statements in this document describe the Corporation’s expectations as at the date hereof and, accordingly, are subject to change after such date;

•	forward-looking statements in the documents incorporated by reference herein are as at the dates specified in the applicable documents and are expressly qualified by the statements made therein;

•

the Corporation’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Information Circular or documents incorporated by reference herein, if known or unknown risks affect the business of the Corporation, or if its estimates or assumptions turn out to be inaccurate. As a result, the Corporation cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on the forward-looking statements; and

•

the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

Forward-looking statements are based upon, among other things, the opinions and expectations of management of the Corporation as at the effective date of such statements and, in some cases, information supplied by third parties. Although the Corporation believes the opinions and expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those opinions and expectations will prove to have been correct. The Corporation made a number of assumptions in making forward-looking statements in the Offer and the Bid Circular and in this Information Circular, including the documents incorporated by reference. In particular, in making these statements, the Corporation has assumed, among other things, that the Corporation will receive the Regulatory Approvals applicable to the Offer on the timelines and in the manner currently anticipated and that the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including publicly reported financial information concerning CanniMed, publicly reported information concerning the number of outstanding CanniMed Shares and the number of options and other convertible or exchangeable rights and securities granted by CanniMed (entitling holders thereof to acquire CanniMed Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, that CanniMed has made full and accurate disclosure of all material information concerning CanniMed in accordance with applicable Canadian Securities Laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no material changes in the business, affairs, capital, prospects or assets of CanniMed. Forward-looking information concerning possible synergies and efficiencies that may be achieved upon a combination of the businesses of the Corporation and CanniMed and other benefits of a combination of the businesses of the Corporation and CanniMed is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this Information Circular), financial information of CanniMed available through publicly filed documents and the Corporation’s general industry knowledge and experience. Forward-looking information concerning the business and geographical diversification that may be achieved upon a combination of the businesses of the Corporation and CanniMed is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this Information Circular) publicly available information concerning the location and size of various CanniMed operating facilities and the Corporation’s general industry knowledge and experience. Forward-looking information concerning the anticipated market capitalization of the Corporation following successful completion of the Offer is based upon various assumptions and factors including the current market capitalization of both the Corporation and CanniMed, advice from the Corporation’s financial advisor, the absence of market disruptions that would affect the trading price of Aurora Shares and the absence of material adverse changes or developments affecting the Corporation or CanniMed.

The Corporation cautions you that the risks described or referenced in this Information Circular are not the only ones that could affect the Offer or the Corporation. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently believes are not material may also materially and adversely affect the receipt of the Regulatory Approvals, the satisfaction or waiver by the Corporation of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Corporation. Except as otherwise indicated by the Corporation, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 23, 2017. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. The Corporation, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Corporation and the Offer and its anticipated impacts.

NOTICE REGARDING CANNIMED INFORMATION

Except as otherwise indicated herein, the information concerning CanniMed contained in this document has been taken from, or is based upon, publicly available information filed by CanniMed with various Securities Regulatory Authorities in Canada and other public sources available as at November 30, 2017. As of the date of the Offer, the Corporation has not had access to the non-public books and records of CanniMed and the Corporation is not in a position to independently assess or verify certain of the information in CanniMed’s publicly filed documents, including its financial statements. CanniMed has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning CanniMed contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding CanniMed or whether there has been any failure by CanniMed to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by CanniMed to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such Persons. The documents of CanniMed, filed with the various provincial Securities Regulatory Authorities in Canada, specifically incorporated by reference in the Bid Circular contain forward-looking statements within the meaning of applicable Canadian Securities Laws. The forward-looking statements contained in the documents of CanniMed incorporated by reference in this Information Circular are subject to the qualifications, assumptions and cautionary statements in respect thereof, as set out in the respective documents in which such forward- looking statements are contained. The Corporation disclaims any intention and assumes no obligation to update or revise any forward- looking statement contained in the documents of CanniMed incorporated by reference in this Information Circular even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

Unaudited Pro Forma Financial Statements

Shareholders should refer to Appendix C to this Information Circular for the unaudited pro forma consolidated statement of financial position of the Corporation, giving effect to the proposed acquisition of all outstanding CanniMed Shares under the Offer, as set out therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Corporation’s and CanniMed’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, Management of the Corporation has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Corporation. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

APPENDIX A

AURORA CANNABIS INC.

ISSUANCE RESOLUTION

“BE IT RESOLVED THAT:

1.

the issuance of up to an aggregate of 170,000,000 common shares (the “Common Shares”) of Aurora Cannabis Inc. (the “Corporation”) as may be required to be issued pursuant to the terms of the offer (the “Offer”) to purchase all of the common shares (the “CanniMed Shares”), dated November 24, 2017, made to the holders of CanniMed Shares (the “CanniMed Common Shareholders”) of CanniMed Therapeutics Inc. (“CanniMed”) by the

Corporation, as such Offer may be amended or varied by the Corporation, in its sole discretion, without further notice to, or approval of, the holders (the “Shareholders”) of Common Shares of the Corporation, be and is hereby authorized and approved;

2.

any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all such further acts and things and to execute and deliver (whether under corporate seal or otherwise) or sign and file (as the case may be) all such further agreements, instruments, certificates, notices, acceptances and other documents (including any documents required under applicable laws or regulatory policies), as such officer or director may consider necessary or advisable having regard to the foregoing paragraph of this resolution; and

3.

notwithstanding that this resolution has been duly passed by the Shareholders, the Board of Directors of the Corporation may, in its sole discretion, revoke this resolution, in whole or in part, without any further approval of the Shareholders.”

APPENDIX B

AURORA CANNABIS INC.

INFORMATION CONCERNING CANNIMED

Notice Regarding CanniMed Information

Except as otherwise indicated herein, the information concerning CanniMed contained in this document has been taken from, or is based upon, publicly available information filed by CanniMed with various Securities Regulatory Authorities in Canada and other public sources available as at November 30, 2017. As of the date of the Offer, the Corporation has not had access to the non-public books and records of CanniMed and the Corporation is not in a position to independently assess or verify certain of the information in CanniMed’s publicly filed documents, including its financial statements. CanniMed has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning CanniMed contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding CanniMed or whether there has been any failure by CanniMed to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by CanniMed to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such persons.

CanniMed

CanniMed was incorporated under the laws of Canada. The head office and registered office of CanniMed is located at #1 Plant Technology Road, Saskatoon, SK, Canada, S7K 3J8.

CanniMed has three wholly owned subsidiaries: Prairie Plant Systems, Inc. (“PPS”), CanniMed Ltd. (“CML”) and SubTerra LLC (“SubTerra”). CanniMed was incorporated under the laws of Canada. PPS and CML were both incorporated under the laws of Saskatchewan. CanniMed, PPS and CanniMed are all headquartered in Saskatoon, Saskatchewan. SubTerra was incorporated under Michigan law and is located in White Pine, Michigan.

CanniMed is a Canadian based plant biotechnology company. Since 1988, when its subsidiary PPS was incorporated, the Corporation has been involved in plant biotechnology research, product development and production of plant based materials for biopharmaceutical, agricultural and environmental market applications. Operations and production are subject to regulatory approval.

CanniMed has produced medical marijuana since 2000 under applicable licenses from Health Canada and is focused on developing a pharmaceutical brand supported by clinical trials and an extensive product portfolio. CanniMed sells in the Canadian and international medical marijuana markets and is involved in the development of cannabinoids as mainstream pharmaceutical products.

According to public documents filed under the CanniMed SEDAR profile, CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 15 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products. In addition, CanniMed has an active plant biotechnology research and product development program focused on the production of plant-based materials for pharmaceutical, agricultural and environmental applications. Through its subsidiaries, CanniMed was the first producer to be licensed under the Marihuana for Medical Purpsoses Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to the Health Canada under the former medical marijuana system for 13 years, and has been producing safe and consistent medical marijuana for thousands of Canadian patients, with no incidence of product diversion or recalls.

Authorized and Outstanding Share Capital

At July 31, 2017, the authorized share capital of the CanniMed consists of Class “A” common shares (also called CanniMed Shares). The rights, privileges, restrictions and conditions attached to each series of shares are determined by the Board of Directors of CanniMed at the time of creation of such series. The CanniMed Shares are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

As at July 31, 2017, 22,958,261 CanniMed Shares were issued and outstanding.

Principal Holders of CanniMed Common Shares

Based on publicly available information as at February 28, 2017, the Corporation understands that no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of any class of securities of CanniMed, except as follows:

	Number of CanniMed Common	Percentage of Outstanding Savanna
Name	Shares	Common Shares

Golden Opportunities Fund Inc.	3,978,668	17.7%

Price Range and Trading Volume of the CanniMed Common Shares

The CanniMed Common Shares are listed and traded under the symbol “CMED” on the TSX. The following table sets out, the high and low trading prices (in Canadian dollars) and trading volumes of the CanniMed Common Shares on the TSX.

	High	Low
Month	($)	($)	Total Volume
December 2016	13.18	10.28	1,993,112
January 2017	12.40	10.78	2,883,087
February 2017	13.35	11.90	1,694,507
March 2017	12.70	10.35	1,336,980
April 2017	13.25	10.40	1,988,641
May 2017	11.60	8.65	998,289
June 2017	9.20	7.32	1,623,490
July 2017	10.75	7.90	762,245
August 2017	10.60	9.00	580,406
September 2017	10.16	8.59	834,184
October 2017	13.00	9.65	1,357,229
November 2017	21.90	12.54	5,577,643

The closing price of the CanniMed Common Shares on the TSX on November 23, 2017, the last trading day prior to the announcement of the Offer, was $20.98. The closing price of the CanniMed Common Shares on December 6, 2017 was $19.63.

Prior Sales

Based on the publicly available information, as at November 30, 2017, CanniMed had not issued any CanniMed Shares during the twelve (12) months prior to the date of this Information Circular, except as follows:

Approximate Date of Issue	Number of CanniMed Shares	Price per CanniMed Shares	Approximate Gross Proceeds
December 29, 2016	3,978,668	$12.00	$69,000,000

Recent Developments

Newstrike Agreement

On November 17, 2017, CanniMed announced that it had entered into a definitive arrangement agreement (the “Newstrike Resources Agreement”) to acquire Newstrike Resources Ltd. (“Newstrike Resources”), the parent company of Up Cannabis Inc., a licensed producer of cannabis under the Access to Cannabis for Medical Purposes Regulations (ACMPR). The arrangement will be by way of a plan of arrangement pursuant to which each Newstrike Resources shareholder will receive 0.033 CanniMed shares in exchange for each Newstrike Resources share held. Subsequent to closing of the arrangement, the current CanniMed shareholders will own in aggregate approximately 65% of the combined entity and the Newstrike Resources shareholders will in aggregate own approximately 35% of the combined entity.

The Newstrike Resources Agreement provides that on closing of the arrangement, the board of directors of the combined entity will include two persons who will be nominated by Newstrike Resources. In addition, certain shareholders of Newstrike will be entitled to nominate two persons to the CanniMed board of directors at its 2018 annual shareholders’ meeting and will have a right to nominate one person to the board at each annual meeting for so long as they hold at least 10% of the outstanding CanniMed Shares.

Under applicable TSX rules, the transaction requires the approval of CanniMed Common Shareholders by a majority vote, as the number of CanniMed Shares to be issued exceeds 25% of the total number of outstanding CanniMed Shares. A meeting of CanniMed Common Shareholders has been called by CanniMed for January 23, 2018 to approve the issuance of the CanniMed Shares under the arrangement.

Special Committee

On November 22, 2017 CanniMed announced that it had formed a special committee of its of independent directors in anticipation of a potential formal offer from Aurora Cannabis Inc. for all of the issued and outstanding CanniMed Shares.

Offer

On November 24, 2017, the Corporation formally commenced the Offer to purchase all of the CanniMed Shares, including any CanniMed Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any CanniMed convertible securities) prior to the Expiry Time.

Pursuant to the Offer, a holder of CanniMed Shares will receive, for each CanniMed Share, 4.52586207 (the “Base Exchange Ratio”) Aurora Shares, subject to a maximum of $24.00 (the “Cap Price”) in Aurora Shares. If, on the earlier of the Expiry Time (as defined herein) and the date on which all conditions of the Offer have been satisfied, the 20-day volume weighted average price of the Aurora Shares (“Calculation Date VWAP”) traded on the Toronto Stock Exchange (“TSX”) is greater than $5.30 per Aurora Share (“Cap VWAP Price”), the number of Aurora Shares that a holder of CanniMed Shares will receive for each CanniMed Share will be calculated by dividing the Cap Price of $24.00 by the Calculation Date VWAP (the “Cap Exchange Ratio”). The number of Aurora Shares to be issued in consideration for the CanniMed Shares, whether as a result of the application of the Base Exchange Ratio or the Cap Exchange Ratio, is referred to herein as the “Offer Consideration”.

The following table provides an analysis of the changes in price of Aurora shares on the Offer Consideration.

Calculation	Number of	Consideration
Date VWAP	Aurora Shares	In
(Price of Aurora	Issued per	Aurora
Shares)	Cannimed Share	Shares
$4.50	4.52586207	$20.37
$4.75	4.52586207	$21.50
$5.00	4.52586207	$22.63
$5.25	4.52586207	$23.76
$5.50	4.36363636	$24.00
$5.75	4.17391304	$24.00
$6.00	4.00000000	$24.00
$6.25	3.84000000	$24.00
$6.50	3.69230769	$24.00

The Offer is subject to certain conditions, including, without limitation

1.	more than 66 2/3% of the CanniMed Shares (calculated on a fully diluted basis) held by CanniMed Shareholders having been validly tendered under the Offer and not withdrawn;

2.

the proposed acquisition of Newstrike Resources Ltd. (“Newstrike Resources”) announced by CanniMed in its news release of November 17, 2017 (the “Newstrike News Release”) shall not have proceeded, and any acquisition agreement for such acquisition (the “Newstrike Resources Agreement”) shall have been terminated;

3.

the Regulatory Approvals (as defined in the Bid Circular) and other third party approvals considered necessary by the Corporation in relation to the Offer shall have been obtained on terms satisfactory to the Corporation in its sole judgment;

4.	there not having occurred (in the judgment of the Corporation) any material adverse change in respect of CanniMed; and

5.

CanniMed shall not have taken certain actions that could (in the judgment of the Corporation) impair the ability of the Corporation to acquire CanniMed Shares or materially diminish the economic value to the Corporation of the acquisition of CanniMed.

CanniMed Shareholder Rights Plan

On November 28, 2017, CanniMed announced that it adopted a shareholder rights plan (the “CanniMed Rights Plan”). The Plan prevents the Corporation from acquiring any CanniMed Shares other than those tendered to its Offer or from entering into any lock-up agreements in respect of its Offer other than those it has already entered into and filed on SEDAR.

TSX Defers Consideration of CanniMed Rights Plan

On December 5, 2017, CanniMed announced that it was notified by the TSX that the TSX had deferred the consideration of the acceptance of CanniMed’s Rights Plan until such time as (i) the TSX is satisfied that the Ontario Securities Commission will not intervene pursuant to National Policy 62-202 - Take-Over Bids - Defensive Tactics, and (ii) the CanniMed Rights Plan has been ratified by shareholders by May 28, 2018.

Shareholders are encouraged to read the Offer and Bid Circular which is available under CanniMed’s profile on SEDAR at www.sedar.com or by accessing the Corporation’s website at https://auroramj.com/investors.

Auditors, Transfer Agent and Registrar of CanniMed

The auditors of CanniMed are Deloitte LLP, Chartered Professional Accountants, Suite 400, 122 1st Avenue South, Saskatoon, Saskatchewan, S7K 7E5.

The transfer agent and registrar for the CanniMed Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

Risk Factors Relating to CanniMed

Shareholders should read and consider the risk factors specific to CanniMed’s business that will also affect the Corporation after the successful completion of the Offer.

Documents Incorporated by Reference

Further information regarding CanniMed and its business and operations is incorporated by reference from documents filed by CanniMed with the various provincial Securities Regulatory Authorities in Canada. The Corporation understands that copies of the documents incorporated by reference regarding CanniMed may be obtained on request without charge from the Corporate Secretary of CanniMed at 1 Plant Technology Road, Box 19A, RR #5, Saskatoon, Saskatchewan, S7K 3J8, Telephone: (306) 975-1207, Fax: (844) 231-8929, Email: media@cannimed.com and by accessing CanniMed’s SEDAR profile at www.sedar.com.

The following documents of CanniMed, filed with the various provincial Securities Regulatory Authorities in Canada at www.sedar.com, are specifically incorporated by reference in this Information Circular:

(a)

interim condensed consolidated financial statements and related management discussion and analysis as at (Q1) January 31, 2017, (Q2) April 30, 2017 and (Q3) July 31, 2017 filed on SEDAR on March 16, 2017, June 12, 2017 and September 11, 2017, respectively; and the audited consolidated financial statements for the year ended October 31, 2016, together with the notes thereto and the independent auditor’s report thereon, and related management discussion and analysis, as SEDAR filed on February 24, 2017; and

(b)	News Release dated November 17, 2017 and SEDAR filed;

(c)	News Release dated November 22, 2017 and SEDAR filed; and

(d)	News Release dated November 24, 2017 and SEDAR filed.

ANY STATEMENT CONTAINED IN THIS INFORMATION CIRCULAR OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS INFORMATION CIRCULAR, TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS INFORMATION CIRCULAR OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR MODIFIES, REPLACES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF IN THIS INFORMATION CIRCULAR. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET OUT IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by CanniMed with any securities commission or similar regulatory authority in Canada on or after the date of this Information Circular and prior to the Meeting (or any postponement or adjournment thereof) shall be deemed to be incorporated by reference into this Information Circular.

APPENDIX C

AURORA CANNIABIS INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

These unaudited pro forma consolidated financial statements have been prepared using certain financial statements of the Corporation and CanniMed, respectively, as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing these unaudited pro forma consolidated financial statements, Management of the Corporation has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Corporation. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in thousands of Canadian dollars, except where noted.

AURORA CANNABIS INC.
Pro forma Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2017 and July 31, 2017
(Unaudited – In thousands of Canadian dollars)

	Aurora
	September	CanniMed
	30,	July 31,		Pro forma	Pro forma
	2017	2017	Notes	Adjustments	Consolidated
	$	$		$	$
Assets
Current
Cash and cash equivalents	127,915	54,195		-	182,110
Accounts receivable	3,701	1,455		-	5,156
Marketable securities	34,760	-		-	34,760
Inventory	11,653	10,552		-	22,205
Biological assets	6,083	640		-	6,723
Promissory notes receivable	5,250	-		-	5,250
Loans receivable	2,132	-		-	2,132
Prepaid and other current assets	1,742	210		-	1,952
	193,236	67,052		-	260,288

Property, plant and equipment	71,385	37,641		-	109,026
Derivative	4,892	-		-	4,892
Intangible assets	30,670	2,476		-	33,146
Goodwill	47,651	492	3(a)	(492)	529,837
			3(a)	482,186

	347,834	107,661		481,694	937,189

Liabilities
Current
Accounts payable and accrued liabilities	12,015	2,747	3(b)	5,250	20,232
			3(c)	220
Deferred revenue	1,548	124		-	1,672
Finance lease	71	-		-	71
Loans and borrowings	-	2,582		-	2,582
Contingent consideration payable	9,928	-		-	9,928
	23,562	5,453		5,470	34,485

Deferred revenue	-	12		-	12
Finance lease	263	-		-	263
Loans and borrowings	-	11,368		-	11,368
Convertible notes	66,581	-		-	66,581
Deferred gain on derivative	3,856	-		-	3,856
Deferred tax liability	8,656	-		-	8,656
	102,918	16,833		5,470	125,221

Shareholders’ equity
Share capital	230,432	109,594	3(a)	572,522	802,734
			3(a)	(109,594)
			3(c)	(220)
Reserves	39,108	3,579	3(a)	(3,579)	39,108
Deficit	(24,624)	(22,345)	3(a)	22,345	(29,874)
			3(b)	(5,250)
	244,916	90,828		476,224	811,968

	347,834	107,661		481,694	937,189

See accompanying notes to the unaudited pro forma consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three months ended September 30, 2017 and July 31, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Aurora	CanniMed
	September 30,	July 31,		Pro forma	Pro forma
	2017	2017	Notes	Adjustments	Consolidated
	$	$		$	$
Revenue	8,249	4,770		-	13,019

Unrealized gain on changes in fair value of biological assets	(4,611)	(1,450)		-	(6,061)
Inventory expensed to cost of sales	1,973	2,232		-	4,205
Production costs	2,077	1,345		-	3,422
Cost of sales (recovery)	(561)	2,127		-	1,566

Gross profit	8,810	2,643		-	11,453

Expenses
General and administration	2,993	1,371		-	4,364
Sales and marketing	3,668	1,517		-	5,185
Research and development	107	147		-	254
Acquisition and project evaluation costs	340	-	3(b)	5,250	5,590
Depreciation and amortization	634	314		-	948
Share-based payments	2,486	143		-	2,629
	10,228	3,492		5,250	18,970

Loss from operations	(1,418)	(849)		(5,250)	(7,517)

Interest and other income	590	93		-	683
Finance and other costs	(2,016)	(381)		-	(2,397)
Foreign exchange	(247)	(335)		-	(582)
Unrealized gain on debenture	6,937	-		-	6,937
Unrealized gain on derivative	817	116		-	933
	6,081	(507)		-	5,574

Income (loss) before income taxes	4,663	(1,356)		(5,250)	(1,943)

Income tax expense
Current	-	-		-	-
Deferred, net	(1,103)	-		-	(1,103)
	(1,103)	-		-	(1,103)

Net income (loss)	3,560	(1,356)		(5,250)	(3,046)

Other comprehensive income (loss)
Deferred tax	(1,632)	-		-	(1,632)
Unrealized gain on marketable securities	12,551	-		-	12,551
Foreign currency translation	(4)	(79)		-	(83)
	14,475	(1,435)		(5,250)	7,790

Net income (loss) per share:
Basic	$0.01	$(0.06)			$(0.01)
Diluted	$0.01	$(0.06)			$(0.01)

Weighted average number of shares outstanding:
Basic	368,631,600	22,741,000			472,537,523
Diluted	376,199,780	22,741,000			472,537,523

See accompanying notes to the unaudited pro forma consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Condensed Interim Consolidated Statements of Comprehensive Loss
Twelve months ended June 30, 2017 and July 31, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Aurora	CanniMed		Pro forma	Pro forma
	June 30, 2017	July 31, 2017	Notes	Adjustments	Consolidated
	$	$		$	$
Revenue	18,067	15,031		-	33,098

Unrealized gain on changes in fair value of biological assets	(7,469)	(3,588)		-	(11,057)
Inventory expensed to cost of sales	3,472	6,261		-	9,733
Production costs	6,008	2,906		-	8,914
Cost of sales	2,011	5,579		-	7,590

Gross profit	16,056	9,452		-	25,508

Expenses
General and administration	6,813	5,418		-	12,231
Sales and marketing	10,270	4,248		-	14,518
Research and development	314	973		-	1,287
Acquisition and project evaluation costs	1,551	-	3(b)	5,250	6,801
Depreciation and amortization	716	908		-	1,624
Share-based payments	7,584	960		-	8,544
	27,248	12,507		5,250	45,005

Loss from operations	(11,192)	(3,055)		(5,250)	(19,497)

Other income (expense)
Interest and other income	861	516		-	1,377
Finance and other costs	(6,582)	(1,942)		-	(8,524)
Foreign exchange	(215)	(565)		-	(780)
Unrealized gain on debenture	(1,135)	-		-	(1,135)
Unrealized gain on marketable securities	1,334	-			1,334
Unrealized gain on derivative	(335)	(10,446)		-	(10,781)
	(6,072)	(12,437)		-	(18,509)

Loss before income taxes	(17,264)	(15,492)		(5,250)	(38,006)

Income tax recovery
Current	19	-		-	19
Deferred, net	4,277	762		-	5,039
	4,296	762		-	5,058

Net loss from continuing operations	(12,968)	(14,730)		(5,250)	(32,948)
Net loss from discontinued operations	-	(12,986)		-	(12,986)

Net loss	(12,968)	(27,716)		(5,250)	(45,934)

Other comprehensive income (loss)
Deferred tax	(885)	-		-	(885)
Unrealized gain on marketable securities	6,077	-		-	6,077
Foreign currency translation – continuing operations	(25)	(10,659)		-	(10,684)
Foreign currency translation – discontinued operation	-	(78)		-	(78)
	(7,801)	(38,453)		(5,250)	(51,504)

Net loss per share:
Basic	$(0.05)	$(1.69)			$(0.12)
Diluted	$(0.05)	$(1.69)			$(0.12)

Weighted average number of shares outstanding:
Basic	279,029,226	22,741,000			382,935,149
Diluted	279,029,226	22,741,000			382,935,149

See accompanying notes to the unaudited pro forma consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Condensed Interim Consolidated Statements of Comprehensive Loss
Twelve months ended June 30, 2017 and July 31, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Description of the Transaction

On November 13, 2017, Aurora Cannabis Inc. (“Aurora” or the “Company”) submitted a proposal to the board of directors of CanniMed Therapeutics Inc. (“CanniMed”) to acquire all of the issued and outstanding shares of CanniMed (the “Acqusition”), a licensed producer and distributor of medical cannabis pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). CanniMed is involved in plant biotechnology research, product development and the production of plant based materials for biopharmaceutical, agricultural and environmental market applications. CanniMed and Aurora are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ACB” and “CMED”, respectively.

Pursuant to the Acquisition, Aurora will acquire all of the issued and outstanding shares of CanniMed on the basis that each CanniMed shareholder will receive 4.52586207 common shares of Aurora for each CanniMed share held. The exchange ratio represents a maximum of $24.00 per share and a premium of 56.9% over the closing price of CanniMed shares on November 14, 2017, the day prior to Aurora’s announcement of its intention to pursue a combination with CanniMed.

2.	Basis of Presentation

The unaudited pro forma condensed consolidated statement of financial position as at September 30, 2017, the unaudited pro forma condensed interim consolidated statement of comprehensive income (loss) for the three months ended September 30, 2017, and the unaudited pro forma condensed interim consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017 of Aurora were prepared in compliance with National Instrument 62-104F1 Takeover Bid Circular to reflect the Company’s proposal to purchase all of CanniMed’s issued and outstanding common shares.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive income (loss) of Aurora are comprised of information derived from:

•	the unaudited condensed interim consolidated statement of financial position of Aurora as at September 30,
2017;

•	the unaudited condensed interim consolidated statement of financial position of CanniMed as at July 31, 2017;

•	the unaudited condensed interim consolidated statement of comprehensive income of Aurora for the three months ended September 30, 2017;

•	the unaudited condensed interim consolidated statement of comprehensive loss of CanniMed for the three months ended July 31, 2017;

•	the audited consolidated statement of comprehensive loss of Aurora for the twelve months ended June 30, 2017;

•	the audited statement of comprehensive loss of CanniMed for the twelve months ended October 31, 2016;

•	the unaudited condensed interim consolidated statement of comprehensive loss of CanniMed for the three months ended January 31, 2017; and

•	the unaudited condensed interim consolidated statement of comprehensive loss of CanniMed for the three months ended April 30, 2017.

2.	Basis of Presentation (Continued)

The unaudited pro forma condensed consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with Aurora’s unaudited condensed interim consolidated financial statements as at and for the three months ended September 30, 2017, the audited consolidated financial statements of Aurora for the year ended June 30, 2017, the unaudited condensed interim consolidated financial statements of CanniMed as at and for the three months ended July 31, 2017, and the audited consolidated financial statements of CanniMed for the year ended October 31, 2016.

The pro forma condensed interim consolidated statement of comprehensive loss for the twelve months ended July 31, 2017 of CanniMed has been constructed using the unaudited condensed interim consolidated statement of comprehensive loss of CanniMed for the nine months ended July 31, 2017 and the unaudited condensed interim consolidated statement of comprehensive loss of CanniMed for the three months ended October 31, 2016. The financial statements of CanniMed used to prepare the pro forma financial statements were prepared for the purpose of the pro forma financial statements and do not conform with the publicly filed financial statements of CanniMed.

The unaudited pro forma condensed consolidated statement of financial position gives effect to the proposed acquisition of CanniMed as if it had occurred on September 30, 2017. The unaudited pro forma condensed consolidated statements of comprehensive loss for the three months ended September 30, 2017 and the twelve months ended June 30, 2017 give effect to the proposed acquisition as if it had occurred at July 1, 2016.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the audited consolidated financial statements of Aurora for the year ended June 30, 2017. Certain historical CanniMed amounts have been reclassified to conform to Aurora’s presentation.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of CanniMed been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

As of the date of these pro forma consolidated financial statements, Aurora has not had access to the nonpublic books and records of CanniMed and Aurora is not in a position to independently assess or verify certain of the information in CanniMed’s publicly filed documents, including its financial statements. CanniMed has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of CanniMed contained herein. As a result, all pro forma financial information regarding CanniMed included herein has been derived, by necessity, from CanniMed’s public reports and securities filings as of November 15, 2017. While Aurora has no reason to believe that such publicly filed information is inaccurate or incomplete, Aurora does not assume any responsibility for the accuracy or completeness of any such information.

3.	Pro forma Consolidation Adjustments

The unaudited pro forma condensed interim consolidated statement of financial position of Aurora as at September 30, 2017 has been adjusted to reflect the following transactions as if the acquisition of CanniMed had been completed on September 30, 2017:

(a)

The Acquisition will be accounted for as a business combination under IFRS 3. The estimated fair value of net assets acquired and consideration paid for 100% ownership of CanniMed is allocated as follows:

$
Cash and cash equivalents	54,195
Accounts receivable	1,455
Inventories	10,552
Biological assets	640
Prepaid expenses and other assets	210
Property, plant and equipment	37,641
Intangible assets	2,476
Total assets	107,169

Accounts payable and accrued liabilities	2,747
Deferred revenue	136
Loans and borrowings	13,950
Total liabilities	16,833

Net assets acquired	90,336

Consideration paid	572,522

Goodwill	482,186

In accordance with IFRS 3, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the acquisition at the then-current market price. Accordingly, it is likely that Aurora’s share price used to determine purchase consideration on closing of the acquisition will differ from the share price used in the estimate of purchase consideration, and that difference may be material. Aurora’s historical share price volatility was approximately 89%. Accordingly, it is reasonable to expect that Aurora’s share price on closing of the acquisition may differ from the common share price used in these financial statements by an amount up to at least this share price volatility. A change in Aurora’s share price of 89% results in an increase or decrease to the estimate of purchase consideration totaling approximately $509,544, with a corresponding increase or decrease to goodwill.

3.	Pro forma Consolidation Adjustments (Continued)

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Aurora has not yet obtained sufficient information to accurately determine the fair market value of CanniMed’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at July 31, 2017, except for the elimination of CanniMed’s historical goodwill of $492. Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Acquisition and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets, including customer lists and a deferred tax asset.

As a result of the Acquisition, CanniMed’s equity accounts were eliminated on the pro forma consolidated statement of financial position.

(b)

Estimated acquisition related costs of approximately $5,250 consisting of investment banker, legal and accounting fees are to be expensed on completion of the Acquisition which have been recorded to deficit of the pro forma condensed consolidated statement of financial position as at September 30, 2017 and reflected in the pro forma condensed consolidated statements of comprehensive income (loss) for the three and twelve month periods ended September 30, 2017 and June 30, 2017, respectively.

(c)

Estimated share issuance costs of approximately $220 consisting of regulatory and transfer agent fees related to the issuance of shares for the Acquisition have been recorded against share capital on the pro forma consolidated statement of financial position.

3.	Pro forma Net Loss Per Share

The pro forma net loss per share for the three months ended September 30, 2017 and the year ended June 30, 2017 is as follows:

	Three Months	Twelve Months
	Ended	Ended
	Sept 30, 2017	June 30, 2017
Pro forma net loss	(3,046)	(45,934)

Weighted average shares outstanding	368,631,600	279,029,226
Pro forma shares issued to CanniMed	103,905,923	103,905,923
Pro forma weighted average shares outstanding	472,537,523	382,935,149
Pro forma net loss per share – basic and diluted	$(0.01)	$(0.12)

APPENDIX D

AURORA CANNABIS INC.

GLOSSARY

In this document, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set out below:

“Affiliate” or “Affiliates” includes, in relation to a body corporate, any other corporation that is considered an affiliated corporation of that body corporate for purposes of the BCBCA and otherwise includes, in relation to a person, any other person that constitutes an affiliate of the first person for purposes of NI 62-104, and, unless the context requires otherwise, “Affiliate” or “Affiliates”, when used in relation to CanniMed, includes all general and limited partnerships in which CanniMed has a direct or indirect ownership interest, including a minority interest;

“AIF” means the annual information form of the Corporation dated September 25, 2017 for the year ended June 30, 2017;

“Annual MD&A” means the management’s discussion and analysis of the Corporation of results of operations and financial condition for the year ended June 30, 2017;

“Aurora Shares” or “Common Shares” means the common shares in the capital of the Corporation;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations thereunder, as amended from time to time;

“Bid Circular” means the take-over bid circular accompanying the Offer;

“Board of Directors” means the Board of Directors of the Corporation;

“CanniMed” means CanniMed Therapeutics Inc., a body corporate incorporated under the Canada Business Corporations Act;

“CanniMed Common Shareholder” or “CanniMed Common Shareholders” means a holder or holders of CanniMed Common Shares;

“CanniMed Convertible Securities” means all securities convertible into, or exchangeable or exercisable for, CanniMed Common Shares or otherwise evidencing a right to acquire any CanniMed Common Shares or other securities of CanniMed and including, without limitation, CanniMed Options and CanniMed warrants;

“CanniMed Options” means the options to acquire CanniMed Common Shares granted pursuant to the CanniMed Stock Option Plan;

“CanniMed Shares” means the issued and outstanding common shares of CanniMed, and unless the context requires otherwise;

“CanniMed Stock Option Plan” means the stock option plan of CanniMed;

“Compulsory Acquisition” means the acquisition of the remainder of the CanniMed Common Shares not deposited under the Offer by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Corporation) involving CanniMed and the Corporation or an Affiliate of the Corporation if, within 120 days after the Expiry Date, the Offer is accepted by CanniMed Common Shareholders who hold not less than 90% of the CanniMed Common Shares (calculated on a diluted basis, including exercisable or exchangeable CanniMed Convertible Securities);

“Corporation” means Aurora Cannabis Inc., a body corporate incorporated under the BCBCA;

“Expiry Time” means 11:59 p.m. (Pacific Time) on March 9, 2018, unless the Offer is accelerated or extended by the Corporation;

“fully-diluted basis” means, with respect to the number of CanniMed Common Shares at any time, the number of CanniMed Common Shares that would be outstanding assuming all CanniMed Options, and any other rights to receive CanniMed Common Shares outstanding at that time (whether or not yet exercisable or convertible) have been exercised or converted in accordance with their terms as publicly disclosed by CanniMed;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Informed Person” means a director or executive officer of the Corporation, a director or executive officer of a person or company that is itself an “Informed Person” or subsidiary of the Corporation and any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding Common Shares;

“Interim MD&A” means the management’s discussion and analysis of the Corporation of results of operations and financial condition for the three month period ended September 30, 2017;

“Issuance Resolution” means the ordinary resolution of the Shareholders approving the issuance of up to an aggregate of 170,000,000 Aurora Shares in connection with the Offer, the full text of which is set out in Appendix A to the Information Circular to which this Appendix is attached;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Offer” means the offer made by the Corporation, on November 24, 2017, to purchase all of the issued and outstanding CanniMed Common Shares, including any CanniMed Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any CanniMed Convertible Securities) after November 24, 2017 but before the Expiry Time, as amended or varied from time to time;

“Offer and Bid Circular” means, together the Offer and the Bid Circular and including all appendices thereto, as amended or varied from time to time;

“person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Laws” means the Securities Act and all other applicable securities laws, including, unless otherwise noted, U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Subsequent Acquisition Transaction” means the acquisition of the remainder of the CanniMed Common Shares not deposited under the Offer by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Corporation) involving CanniMed and the Corporation or an Affiliate of the Corporation if, within 120 days after the Expiry Date:

(a)

the Offer is accepted by CanniMed Common Shareholders who hold less than 90% of the CanniMed Common Shares (calculated on a diluted basis, including exercisable or exchangeable CanniMed Convertible Securities);

(b)	the right of Compulsory Acquisition above is not available to the Corporation for any other reason, or

(c)	the Corporation chooses not to avail itself of the right of Compulsory Acquisition;

“Subsidiary” means, in relation to a person, another person that is controlled directly or indirectly by that first person, and includes a Subsidiary of a Subsidiary. For the purposes of this definition, a person (the first person) is deemed to control another person (the second person) if:

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second person carrying votes which, if exercised, taking into account any rights of the first person under such agreement or arrangement, as applicable, would entitle the first person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second person, unless that first person holds the voting securities only to secure an obligation;

(b)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person;

(d)

and, for greater certainty, a person (the first person) who controls another person (the second person) also controls all persons that the second person controls. In addition, in respect of CanniMed, unless the context requires otherwise, “Subsidiary” includes any general or limited partnership in which CanniMed has a direct or indirect ownership interest, including a minority interest;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TSX” means the Toronto Stock Exchange; and

“VWAP” means the volume weighted average price.